November 28, 2007

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST CONFIRMS PAYMENT OF DECEMBER DISTRIBUTION

CALGARY:  PrimeWest Energy Trust (“PrimeWest”) (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C; NYSE: PWI) declared a distribution payable on December 14, 2007 to unitholders of record on December 5, 2007. The amount of the distribution will be $C0.25 per unit and the ex-distribution date will be December 3, 2007.

PrimeWest confirms that it is in discussions with the Abu Dhabi National Energy Company PJSC ("TAQA") to determine the effective date for the previously announced transaction with 1350849 Alberta Ltd. (“Purchaser”) and TAQA North Ltd. (both wholly owned subsidiaries of TAQA).  However, PrimeWest confirms that the effective date will not occur prior to December 5, 2007.  A further news release will be issued when an anticipated effective date has been agreed to by PrimeWest and TAQA. Completion of the transaction remains subject to closing conditions that are typical of transactions of this nature.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest trade on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. trade on the TSX under the symbol “PWX”.  Series I Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A”, Series II Convertible Debentures trade under the symbol “PWI.DB.B” and Series III Convertible Debentures trade under the symbol “PWI.DB.C”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven

Manager, Investor Relations

403-699-7367

Debbie Carver

Investor Relations Advisor

403-699-7464

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com

Suite 5100, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825